SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

LISA A. MORGAN

DIRECT LINE: 202.383.0523

E-mail:lisa.morgan@sutherland.com

September 2, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America – Preliminary Proxy Statement

Dear Sir/Madam:

On behalf of Business Development Corporation of America (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934 the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on September 2, 2016.

If you have any questions or comments regarding the Proxy Statement, please do not hesitate to call Lisa Morgan at (202) 383-0523 or Steve Boehm at (202) 383-0176.

Sincerely,
/s/ Lisa A. Morgan
Lisa A. Morgan

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